                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2006
                        ---------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                        ---------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on October 5, 2006.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statement on Form F-3 (File No. 333-11848) of the Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  October 5, 2006

                                          By: /s/ Joseph Williger
                                          -----------------------
                                          Joseph Williger
                                          Chief Executive Officer
News

                                                           FOR IMMEDIATE RELEASE

              G. WILLI-FOOD INTERNATIONAL LTD. ANNOUNCES CLOSING OF
                        $10.0 MILLION PRIVATE PLACEMENT

YAVNE, ISRAEL, OCTOBER 5, 2006 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC; the "COMPANY" or "WILLI-FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced that it had closed its previously announced $10.0 million private placement of shares of its common stock and warrants to institutional investors. A total of 1,652,893 ordinary shares were sold at a purchase price of $6.05 per share. Warrants to purchase 561,982 additional shares at an exercise price of $8.00 per share were also issued in the transaction. Roth Capital Partners served as the placement agent for the transaction.

After deducting estimated closing costs and fees, the Company received net proceeds of approximately $9.6 million. Zwi Williger, President and COO of
Willi-Food commented, "This private placement provides us with the capital to build a new distribution center that will increase our capacity and enable us to progress in our strategy of international expansion. We are targeting the $14 billion kosher market opportunity in the U.S., and we are aggressively pursuing additional distribution channels for our innovative line of kosher products."

"We are committed to delivering value for our investors and are pleased to expand our shareholder base through this transaction." noted Mr. Williger.

Willi Food recently reported a 23% increase in the first half of 2006 revenues to $22.0 million over revenues in the first half of and a 724% increase in first half net income to $5.7 million or $0.66 per share. Net income for first half of
2006 includes $4.0 million as a net one-time unrealized capital gain due to the public listing of the shares of the Company's wholly-owned subsidiary, Gold
Frost Ltd. (GLF.L).

The securities issued by G. Willi-Food International Ltd. in the private placement have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States, absent registration under the Securities Act and applicable state securities laws or an applicable exemption from those registration requirements. G. Willi-Food International Ltd.
has agreed to file a registration statement with the Securities and Exchange
Commission to register the resale of the ordinary shares issued in the private placement, as well as the ordinary shares issuable upon the exercise of the warrants issued in the private placement.
News

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
For more information, please visit the Company's website at
www.willi-food.co.il.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN
THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE DEPENDENT ON CERTAIN
RISKS AND UNCERTAINTIES, INCLUDING SUCH FACTORS, AMONG OTHERS, AS MARKET
ACCEPTANCE, MARKET DEMAND, PRICING, COMPETITION, CHANGING ECONOMIC CONDITIONS
AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S SEC FILINGS.

CONTACT:
G. Willi Food International Ltd.
Gil Hochboim, CFO
(+972) 8-932-2233
gil@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
+1(646)-284-9426
cchu@hfgcg.com